Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-1 of Adhera Therapeutics, Inc. of our report dated April 7, 2021, except for the effects of the reverse stock split described in Note 11 as to which the date is December 2, 2022, relating to the consolidated financial statements of Ahera Therapeutics, Inc., (which expresses an unqualified opinion and includes an explanatory paragraph relating to the conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Baker Tilly US, LLP

Los Angeles, CA

December 2, 2022